# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Beachbody Company, Inc., CIK 0001826889
CUSIP: 073463309
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 Continental Blvd., 6th Floor, El Segundo, California (CA), 90245
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0001844701
Persons authorized to receive notices and communications: Carl Daikeler, c/o The Beachbody Company, Inc., 400 Continental Blvd., 6th Floor, El Segundo, California (CA), 90245, (310) 883-9000; Steven B. Stokdyk, Esq., c/o Latham & Watkins LLP, 10250 Constellation Blvd., Suite 1100, Los Angeles, California (CA), 90067, (213) 891-7421

## Reporting persons
- Carl Daikeler (CIK 0001844701): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,597,149; shared voting power 0; sole dispositive power 2,597,149; shared dispositive power 0; aggregate amount beneficially owned 2,597,149 (36.3% of the class)
  Comment: Sections 7 and 9 above are based on beneficial ownership on June 2, 2026 of (i) 2,576,991 shares of Class X Common Stock and (ii) 20,158 stock options to acquire shares of Class A Common Stock that are currently exercisable or vest within 60 days. Each share of Class X Common Stock entitles the holder to 10 votes per share. Each share of Class X Common Stock is convertible to one share of Class A Common Stock at the option of Reporting Person, and will be automatically converted to one share of Class A Common Stock pursuant to the Issuer's charter upon the earlier of (a) the date the Reporting Person is no longer providing services to the Company as a senior executive officer or director of the Company, or (b) the date on which certain holders of Class X Common Stock have sold 75% of their shares (other than pursuant to certain permitted transfers).
  
  The percentage ownership in section 13 above represents the Class A Common Stock percentage as of June 2, 2026 of 36.3%, based on 4,551,820 outstanding shares of Class A Common Stock, and includes the 20,158 stock options held by the Reporting Person as of such date. The Class X Common Stock represents 94.4% of the 2,729,003 shares of Class X Common Stock outstanding on June 2, 2026. The Reporting Person's voting power as of June 2, 2026 was 80.9%.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: The Beachbody Company, Inc.
Address of issuer's principal executive offices: 400 Continental Blvd., 6th Floor, El Segundo, California (CA), 90245
Comment: This Amendment No. 6 amends and supplements Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on July 8, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 3, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on May 8, 2023, Amendment No. 3 to Schedule 13D filed with the SEC on June 20, 2023, Amendment No. 4 to the Schedule 13D filed with the SEC on March 1, 2024, and Amendment No. 5 to the Schedule 13D filed with the SEC on September 18, 2025 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns (i) 2,576,991 shares of Class X Common Stock and (ii) 20,158 stock options to acquire shares of Class A Common Stock that are currently exercisable or vest within 60 days. The percentage ownership of the Class A Common Stock percentage as of June 2, 2026 is 36.3%, based on 4,551,820 outstanding shares of Class A Common Stock, and includes the 20,158 stock options held by the Reporting Person as of such date. The Class X Common Stock represents 94.4% of the 2,729,003 shares of Class X Common Stock outstanding on June 2, 2026. The Reporting Person's voting power as of June 2, 2026 is 80.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of the shares herein.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transaction with respect to the Class A Common Stock or Class X Common Stock during the sixty days prior to the date of filing of this Amendment No. 6.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Carl Daikeler: /s/ Carl Daikeler, Carl Daikeler (06/04/2026)